VANC Pharmaceuticals Receives Updated Health Canada Approval for Hema-Fer with New Indication for Use in Pregnancy

August 24, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) (TSXV:  VANC, OTCQB:  NUVPF), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, announces that it has received Health Canada Class-III approval for Hema-Fer.

VANC is pleased to announce that Hema-Fer has received Class-III approval from Health Canada under NPN 80079606 along with expanded dosing guidelines to include a recommendation for use in pregnancy. This re-categorization was requested by Health Canada, and VANC used this opportunity to update our dosing recommendations to clearly communicate to consumers that Hema-Fer is safe to use in pregnancy to prevent iron deficiency and iron deficiency anemia.

“We are extremely pleased to receive approval in such a short period of time and excited to be able to include this new recommendation for pregnant women,” says Mr. Bob Rai, CEO. “Hema-Fer is already free of many key allergens and one of the best tolerated and best absorbed iron supplements and having a recommendation for safe use in pregnancy has Hema-Fer well positioned to increase its market share.  Our team responded to Health Canada’s new guidelines in an impressive fashion bringing Hema-Fer back to the market with little disruption as well as a broader label. This is a significant milestone we’ve been able to achieve in such short order and we look forward to updating our shareholders with many more near term catalysts over the coming months,” concluded Mr. Rai.

Hema-Fer, currently the most potent heme iron supplement available in Canada, was launched in January 2016 and has gained strong traction in the growing Canadian iron supplement market, which was valued at $46 million dollars in 2016 alone. Working with our manufacturers, VANC has ensured Hema-Fer is gluten-free, and does not contain peanuts, hydrogenated vegetable oil (HVO), pork, and many other key allergens. These distinguishing factors allow health care professionals to broadly recommend Hema-Fer to patients with a wide range of allergies and diet preferences, representing a key market advantage.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and CEO

Phone: 604-687-2038

Fax: 604-687-3141

Email: info@vancpharmc.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.